# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SaverOne 2014 Ltd., CIK 0001894693
CUSIP: 80516T402
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: EM HAMOSHAVOT RD., EM HAMOSHAVOT RD., PETAH TIKVAH, Israel (L3), 49130
Date of event which requires filing of this statement: 01/16/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002090112-25-000006
Filed by CIK 0002090112

## Reporting persons
- Liu Yi Ming: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 2757129 Ontario Incorporated: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SaverOne 2014 Ltd.
Address of issuer's principal executive offices: EM HAMOSHAVOT RD., EM HAMOSHAVOT RD., PETAH TIKVAH, ISRAEL, 49130.

## Item 2. Person Filing
Name of person filing:
Yi Ming Liu
2757129 Ontario Incorporated
Address of principal business office or, if none, residence: The business address of Yiming Liu and 2757129 Ontario Incorporated is 60 Atlantic Avenue, Suite 200, Toronto, Ontario, M6K 1X9, Canada
Citizenship:
Yi Ming Liu is a Citizen of Canada.

2757129 Ontario Incorporated is an Ontario Corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0%
Sole power to vote or to direct the vote:
Yi Ming Liu: 0
2757129 Ontario Incorporated: 0
Shared power to vote or to direct the vote:
Yi Ming Liu: 0
2757129 Ontario Incorporated: 0
Sole power to dispose or to direct the disposition:
Yi Ming Liu: 0
2757129 Ontario Incorporated: 0
Shared power to dispose or to direct the disposition:
Yi Ming Liu: 0
2757129 Ontario Incorporated: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Liu Yi Ming: Yi Ming Liu, Authorized Signatory (01/20/2026)
- 2757129 Ontario Incorporated: Yi Ming Liu, President (01/20/2026)